Exhibit 99.1

Sky Solar Holdings, Ltd. Schedules 2017 Annual General Meeting to be Held on December 29, 2017

HONG KONG — Nov. 28, 2017 /Globe Newswire/ - Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, today announced that it will hold its 2017 annual general meeting (“AGM”) on December 29, 2017 at 10 a.m. (local time) in Shanghai, China.

Date:	December 29, 2017

Time:	10:00 a.m. local time

Location:	Suite 1703, Gubei International Financial Center
1438 Hongqiao Road, Shanghai 200336, China

The annual general meeting will be devoted to the following proposals:

1.                                      To re-elect Mr. Naiwei Chen as a Class II director of the Company;

2.                                      To re-elect Mr. Qiang Zhan as a Class II director of the Company;

3.                                      To re-elect Mr. Xiaoguang Duan as a Class III director of the Company;

4.                                      To re-elect Mr. Xuelong Pei as a Class III director of the Company;

5.                                      To ratify the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as auditors of the Company for the fiscal year ending December 31, 2017;

6.                                      To authorize any duly authorized committee of the board of directors to fix the remunerations of the auditors;

7.                                      To approve, ratify and confirm the increase of the maximum aggregate number of shares which may be issued pursuant to all awards under the 2014 Equity Incentive Plan of the Company by 80,000,000 ordinary shares to 90,000,000 ordinary shares (the “2017 ESOP Increase”);

8.                                      To authorize the chairman of the board of directors of the Company to take any and all action that might be necessary to effect the foregoing proposals 1 through 7 as he, in his absolute discretion, thinks fit;

9.                                      To receive the audited accounts of the Company for the year ended December 31, 2016; and

10.                               To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on November 22, 2017 (New York time) are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

The notice of the Company’s annual general meeting and the Company’s 2016 Annual Report containing the complete audited financial statements and the report of auditors for the year ended December 31, 2016, is available on the Investor Relations Section of the Company’s website at http://ir.skysolarholdings.com.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity.  Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa.  The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks.  Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends.  As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements.  As of June 30, 2017, the Company owned and operated 136.8 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources we may need to familiarize ourselves with the regulatory regimes, business practices, governmental requirements and industry conditions as we enter into new markets; our ability to successfully implement our on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the U.S. and into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com